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SEC FILE NUMBER 001-31264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	☒ Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2009
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2001-C Limited Partnership
Full Name of Registrant

Former Name if Applicable

1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We determined that we were unable to file our Form 10-K for the year ended December 31, 2009 by the March 31, 2010 due date or by April 15, 2010.

We are not able to file a timely Form 10-K for the year ended December 31, 2009, because we have not completed required financial statements for previous reporting periods.  In November 2005, we determined that our previously issued financial statements for the year ended December 31, 2004, and for the quarter ended March 31, 2005, should no longer be relied upon.  More information regarding the 2004 restatement and our initial efforts to file our comprehensive 2005 10-K including quarterly financial information can be found in our Current Report on Form 8-K filed with the SEC on November 15, 2005 and our Form 12b-25’s filed with the SEC on April 3, 2006 and August 15, 2006.

As disclosed and discussed further in the current report on Form 8-K filed October 26, 2006, in an effort to complete the 2005 annual financial statements on a timely basis, including the restatement of prior years financial statements, the managing general partner engaged new auditors for our partnership and for 14 of the 25 other partnerships then subject to SEC reporting requirements.

The managing general partner continues to evaluate alternative courses of action aimed at satisfying reporting requirements for all sponsored partnerships in the most expeditious manner possible.  At this time we are not able to estimate when we will file all delinquent reports described in Part IV (2) below.

Because of the matters discussed above, management expects to have material weaknesses in its internal controls over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation,
Managing General Partner	304	842-3597
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).          Yes    No ☒

Form 10-K for the period from November 9, 2001 (date of inception) to December 31, 2001 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2002 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2002 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2002 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2002 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2003 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2004 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2005 (filing subsequently withdrawn)

Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
Form 10-K for the year ended December 31, 2009

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We cannot comment on the results of our operations for the years ended December 31, 2009 and 2008 until the ultimate resolution of the matter discussed above.

PDC 2001-C Limited Partnership
______________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2010	By	/s/ Gysle R. Shellum
Gysle R. Shellum, Chief Financial Officer of Petroleum Development Corporation